BD

RECEIVED SEC MAIL PROCESSING SECTION
FEB 2 8 2005
WASH. D.C. 213

SECURI [barcode] )N

05036145

UF 3-9-05

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-37855 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spring Street Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 3650
(No. and Street)

| Seattle | WA | 98104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Wurts 206/622-3700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

| 1001 Fourth Avenue, Suite 2900 | Seattle | WA | 98154-1199 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, William W. Wurts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spring Street Securities, Inc., as of December 31st, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Suzanne M. Stonecipher
Notary Public
Suzanne M. Stonecipher

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Spring Street Securities, Inc.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)

We have audited the accompanying statement of financial condition of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) (the Company) as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial condition and results of operations of the Company are significantly affected by allocations of expenses and other transactions with the parent company. Accordingly, the financial condition and results of operations are not necessarily those that would have been achieved had the Company operated in an independent manner.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
February 4, 2005

**SPRING STREET SECURITIES, INC.**
**(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2004**

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ | 160,997 |
| Commissions receivable | | 83,382 |
| Total current assets | $ | 244,379 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 35,055 |
| Income taxes payable to parent | | 26,182 |
| Dividends payable to parent | | 54,156 |
| Total current liabilities | | 115,393 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $1 par value - 50,000 shares authorized; 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 14,900 |
| Retained earnings | | 113,986 |
| | | 128,986 |
| | $ | 244,379 |

*See accompanying notes.*

**SPRING STREET SECURITIES, INC.**
**(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)**
**STATEMENT OF INCOME**
**YEAR ENDED DECEMBER 31, 2004**

| | |
|---|---|
| REVENUES | |
| Measurement fees | $ 1,249,998 |
| Interest | 1,106 |
| | 1,251,104 |
| EXPENSES | |
| General and administrative expenses | 87,298 |
| INCOME BEFORE INCOME TAX PROVISION | 1,163,806 |
| PROVISION FOR INCOME TAX | 395,718 |
| NET INCOME | $ 768,088 |

*See accompanying notes.*

# SPRING STREET SECURITIES, INC.
**(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)**
**STATEMENT OF STOCKHOLDER'S EQUITY**
**YEAR ENDED DECEMBER 31, 2004**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE, December 31, 2003 | $ 100 | $ 14,900 | $ 114,059 | $ 129,059 |
| Net income | - | - | 768,088 | 768,088 |
| Contribution-shared expenses | - | - | 40,000 | 40,000 |
| Dividends declared | - | - | (808,161) | (808,161) |
| BALANCE, December 31, 2004 | $ 100 | $ 14,900 | $ 113,986 | $ 128,986 |

*See accompanying notes.*

**SPRING STREET SECURITIES, INC.**
**(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2004**

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net income | $ 768,088 |
| Adjustments to reconcile net income to net cash from operating activities | |
| Shared expense allocation | 40,000 |
| Changes in operating assets and liabilities | |
| Commissions receivable | (20,836) |
| Accounts payable and accrued expenses | 19,637 |
| Income taxes payable to parent | (16,780) |
| | 790,109 |
| FINANCING ACTIVITIES | |
| Dividends paid to parent | (837,736) |
| CHANGE IN CASH AND CASH EQUIVALENTS | (47,627) |
| CASH AND CASH EQUIVALENTS | |
| Beginning of year | 208,624 |
| End of year | $ 160,997 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | |
| Income taxes paid to parent | $ 412,498 |

*See accompanying notes.*

## Note 1 - Nature of Business

Spring Street Securities, Inc. (the Company) is incorporated in the state of Washington and is a wholly owned subsidiary of Wurts & Associates, Inc. (the Parent). The Company is a broker/dealer registered with the National Association of Securities Dealers, Inc. (NASD), and the Parent provides the Company's clients with investment performance analysis and investment consultation. Both the Company and its Parent are headquartered in Seattle, Washington, and approximately half of their business is conducted with clients in Washington State. The Company also conducts business in California.

## Note 2 - Significant Accounting Policies

**Cash Equivalents** - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

**Revenue Recognition** - The Company's Parent directs brokerage transactions through the Company to certain executing broker/dealers with whom the Parent has a clearing commission-sharing arrangement. These broker/dealers give up a substantial portion (generally 75% to 85%) of the commissions earned on these transactions to the Company.

The Company recognizes measurement fees on the settlement date, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of December 31, 2004, and for the year then ended, the Company's financial condition and results of operations using the settlement date are not materially different from recording transactions on the trade date.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change relate to the allocation of shared expenses between the Company and its parent (Note 3). Actual results could differ from those estimates.

## Note 3 - Related Party Transactions

Substantially all of the revenue (measurement fees) and expenses of the Company result from brokerage transactions directed to the Company by the Parent's clients. The revenue and expenses are not necessarily the same as would have been achieved if the Company had operated on an independent basis. Amounts reflected in general and administrative expenses in the accompanying statement of income include allocated shared expenses and direct expenses such as state and local revenue-based taxes, professional liability insurance, and professional fees.

The Parent manages all the affairs of the Company and provides all administrative support for the Company's operations, including facilities, personnel, and administrative activities. The specific identification of the incremental costs attributable to the Company is not practical. Alternatively, management allocates shared payroll costs based on an estimate of employee hours attributable to the Company. Management considers this allocation method reasonable and representative of the Company's cost structure. The shared expenses are paid by the Parent, which has adequate resources to continue paying the expenses. The Company has no direct or indirect obligation to reimburse the Parent for these expenses. Accordingly, the Company recorded a contribution of services from the Parent for shared expenses.

It is the Company's policy to remit by dividend substantially all of its net earnings to its Parent after first providing for its net capital requirements. The Company has declared dividends of $808,161 for the year ended December 31, 2004, of which $54,156 is payable to the Parent at December 31, 2004.

## Note 4 - Income Taxes and Allocation Agreement

The Company participates in the filing of consolidated federal income tax returns with the Parent. The Company and its Parent have executed a tax allocation agreement pursuant to which the Company remits its income tax liability, as computed on a separate return basis, to the Parent. The total amount paid under such agreement was $412,498 for the year ended December 31, 2004, and an additional $26,182 was accrued at December 31, 2004.

## Note 5 - Net Capital Requirements

The Company is a registered broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $128,869, which exceeded net capital requirements by $121,177, and the ratio of aggregate indebtedness to net capital was .90 to 1.

## Note 6 - Major Customers

At December 31, 2004, two customers account for approximately 41% of the Company's total revenues.

## Note 7 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

# SUPPLEMENTAL INFORMATION

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total stockholder's equity | $ | 128,986 |
| Less haircut on cash and cash equivalents | | 117 |
| Net capital | | 128,869 |
| Less net capital required - the greater of 6 2/3% of total indebtedness or $5,000 | | 7,692 |
| Net capital in excess of requirement | $ | 121,177 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 115,393 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Net capital required, based on 6 2/3% of total indebtedness | $ | 7,692 |
| Percentage of aggregate indebtedness to net capital | | 90% |
| Ratio of aggregate indebtedness to net capital | | .90 to 1 |

A reconciliation of the Company's computation of net capital is not necessary pursuant to Rule 17a-5(d)(4) because no material differences exist between the above computation and amounts included in the corresponding unaudited Form X-17a-5 filing as of December 31, 2004.

**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**
**DECEMBER 31, 2004**

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2004.

## SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
**DECEMBER 31, 2004**

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2004.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5**

Spring Street Securities, Inc.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
Seattle, Washington

In planning and performing our audit of the financial statements of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 4, 2005